Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899


Duke Energy


IL
IN
OH
PA
NJ
MD
DE
WV
VA
KY
TN
NC
SC
MS
AL
GA
FL


Progress Energy

Duke Energy® Progress Energy

CREATING THE LEADING U.S. UTILITY

Lynn J. Good

Duke Energy Corporation - Group Executive and Chief Executive Officer

April 5, 2011

Safe Harbor

SAFE HARBOR STATEMENT

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy's or Duke Energy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy's and Duke Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

REG G DISCLOSURE

In addition, today's discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our Investor Relations website at *www.duke-energy.com/investors/*.

Safe Harbor (cont'd)

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy. These materials are not yet final and may be amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. **Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Investors" and then under the heading "SEC Filings."

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Key Transaction Terms

Company Name	▪ Duke Energy Corporation
Consideration	▪ 100% stock ▪ 0.87083 shares of Duke Energy per Progress Energy share (reflects a 1-for-3 reverse stock split)
Headquarters	▪ Corporate: Charlotte; significant presence in Raleigh ▪ Utilities: No change
Pro Forma Ownership	▪ Duke Energy shareholders: 63% ▪ Progress Energy shareholders: 37%

Governance	▪ Executive Chairman: Jim Rogers
	▪ President and CEO: Bill Johnson
	▪ Board composition
	  ▪ 11 nominated by Duke Energy, including Jim Rogers
	  ▪ 7 nominated by Progress Energy, including Bill Johnson
	  ▪ LeadDirector to bedesignated by Duke Energy

Timing/Approvals	▪ Following shareholder vote and regulatory approvals, targeting closing transaction by end of 2011

Strategic Combination Between Duke Energy and ProgressEnergy

Strategic Benefits

- Creates largest U.S. utility
- Substantial, diversified regulated business mix
- Unmatched financial and operational scale

Investor Benefits

- Earnings accretive in year one[1]
- Long-term earnings growth target of 4-6 percent[1]
- Maintain Duke Energy dividend policy
- Continued balance sheet strength

Customer Benefits

- Ability to create meaningful operational efficiencies for regulated electric customers over time



IL
IN
OH
PA
NJ
MD
DE
WV
VA
KY
TN
NC
SC
MS
AL
GA
FL
Duke Energy
Progress Energy

[1] *Based upon adjusted diluted earnings per share*

Creating the Largest U.S. Utility

- The combined company will create the largest U.S. utility, with unmatched scale and scope

Diverse Service Territories



IL
IN
OH
PA
NJ
MD
DE
WV
VA
KY
TN
NC
SC
MS
AL
GA
FL
Duke Energy
Progress Energy

Source: Data as of 12/31/2010

Combined Statistics

	Duke Energy	Progress Energy	Combined	Rank
Enterprise Value	$40.2 B	$25.1 B	$65.3 B	#1
Market Cap.	$23.7 B	$12.8 B	$36.5 B	#1
Electric Customers	4.0 M	3.1 M	7.1 M	#1
Generation Capacity	35.4 GW[1]	21.8 GW	57.2 GW[1]	#1
Total Assets	$59 B	$33 B	$92 B[2]	#1
Rate Base	$22 B	$17 B	$39 B	#1
Regulated Adjusted EBIT Mix[3]	77%	100%	85%	N/A

[1] Excludes purchased power. Duke Energy and combined amounts exclude approximately 4 GW of Duke Energy International assets

[2] Total assets are a summation of the two stand-alone companies and do not include any purchase accounting adjustments from this transaction.

[3] Earnings before interest and taxes (EBIT); excludes Duke Energy operations labeled as "Other," and Progress Energy operations labeled as "corporate and Other Businesses"

Attractive, Diversified Operations

- Presence in six attractive growth service territories with constructive regulatory traditions
- More electric customers than any other U.S. utility, serving 7.1 M domestic regulated electric customers

Diverse Service Territories



Duke Energy
Progress Energy

Customer Diversity: 7.1 M regulated customers



By Geography
OH 10%
KY 2%
IN 11%
FL 23%
Carolinas 54%



By Type: 235 TWh
Wholesale/Other 15%
Commercial 30%
Industrial 20%
Residential 35%

Note: Customer data as of 12/31/2009; customer data only includes regulated customers

U.S. Generation Diversity

- Highly diversified generation capacity and fuel profile
- Capacity and fuel diversity projected to increase, migrating the combined fleet to greater gas and less coal exposure

By Owned Capacity: 57 GW[1]



Duke Energy
Hydro/Wind 11%
Coal 48%
Nuclear 15%
Gas/Oil 27%
Progress Energy
Hydro/Wind 1%
Nuclear 17%
Coal 33%
Gas/Oil 48%
Combined
Hydro/Wind 7%
Nuclear 16%
Coal 42%
Gas/Oil 35%

By Actual Generation: 231 TWh[1]



Duke Energy
Gas/Oil 5%
Hydro/Wind 2%
Coal 62%
Nuclear 31%
Progress Energy
Hydro/Wind 1%
Gas/Oil 25%
Coal 42%
Nuclear 32%
Combined
Hydro/Wind 2%
Gas/Oil 13%
Coal 54%
Nuclear 31%

Source: SNL Energy, Ventyx, company filings

[1] Note: Capacity owned as of 09/30/2010 excludes approximately 4 GW of Duke Energy International assets. Actual generation includes twelve-months ended 12/31/2009 and excludes purchased power

Nuclear Generation Overview

- Combination creates the largest U.S. regulated nuclear fleet
  - 7 stations and 12 units with ~9 GW of owned generation
- Commitment to top quartile operational performance for nuclear fleet
  - Combination of nuclear fleets to drive best practices and achieve operating efficiencies
- Size and scale better positions combined company for the continued pursuit of new nuclear development opportunities
  - COLs have been filed with the NRC for three potential sites
  - New nuclear will only be pursued with the appropriate regulatory recovery mechanisms in place

Nuclear Generation Capacity Owned (GW)



17.0
10.1
9.0
5.8
5.5
5.2
4.0
3.8
3.7
3.7
2.2
2.2
EXC
ETR
PF DUK
D
NEE
DUK
FE/AYE
PGN
SO
PEG
PCG
AEP

Source: SNL Energy, Ventyx, company filings
Note: Capacity owned as of 09/30/2010 for Duke Energy and Progress Energy; as of 12/31/2009 for other companies

Combined Nuclear Generation Fleet



Oconee
McGuire
Catawba
Harris
TN
NC
SC
AL
GA
FL
Brunswick
Robinson
Crystal River
Duke Energy
Progress Energy

Duke Energy Transaction Rationale


Progress Energy

Progress Energy at a Glance

Generation	21.8 GW[2]
Rate base	~$17 B
Customers	3.1 M (electric)
Jurisdictions	North Carolina,South Carolina and Florida

Transaction Rationale

- Investor and strategic benefits
  - EPS accretive in year one[1]
  - Creates unmatched financial and operational scale, scope and strength
    - Poised for strong growth and economic recovery
  - Expanded U.S. regulated earnings base and cash flows
    - Operating in constructive regulatory environments
  - Improved business risk profile due to increased proportion of regulated earnings and cash flows
- Significant customer benefits
  - Fuel and joint dispatch savings in the Carolinas
  - Operational efficiencies through leveraging mutual "best-in-class" customer service capabilities

[1] Based on adjusted diluted EPS
[2] Generation capacity as of 09/30/2010; excludes purchased power

Progress Energy Transaction Rationale


IL
IN
OH
PA
NJ
MD
WV
VA
KY
TN
NC
SC
MS
AL
GA
FL
Duke Energy

Duke Energy at a Glance

Generation	35.4 GW[3]
Rate base	~$22 B
Customers	4.0 M (electric); 0.5 M (gas)
Jurisdictions	North Carolina, South Carolina, Indiana, Ohio and Kentucky

Transaction Rationale

- Investor and strategic benefits
  - 7.1% premium to Progress Energy shareholders[1]
  - Dividend and EPS accretive in year one[2]
  - Improved EPS & dividend growth
  - Increased regulatory and earnings diversity in six service territories
  - Improved business risk profile due to stronger balance sheet and credit metrics
  - Enhanced growth opportunities and strategic optionality
- Significant customer benefits
  - Fuel and joint dispatch savings in the Carolinas
  - Operational efficiencies through leveraging mutual "best-in-class" customer service capabilities

[1] Premium expressed relative to unaffected Progress Energy 1/05/2011 closing share price of $43.39. The premium to the Progress Energy 1/07/2011 closing share price of $44.72 is 3.9%.
[2] Based on adjusted diluted EPS
[3] Generation capacity as of 09/30/2010; excludes purchased power and approximately 4 GW of Duke Energy International assets

Attractive Dividend Policy

- Duke Energy dividend and policy to be maintained
  - Continued growth in dividend at a rate slower than growth of adjusted diluted EPS
  - Targeting a long-term payout range of 65% to 70%[1]
  - Attractive payout and yield underscores compelling shareholder value proposition
- Dividend quality supported by strong pro forma regulated earnings base
- Duke Energy and Progress Energy have 84 and 65-year histories, respectively, of consecutive quarterly cash dividend payments

DUK Annual Dividend Per Share History



Spectra Energy Spin-Off[2]
$0.51 $0.55 $0.57 $0.59 $0.62 $0.65 $0.67 $0.70 $0.74 $0.78 $0.82 $0.86 $0.90 $0.94 $0.98 $1.02 $1.06 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.24 $1.28 $0.88 $0.92 $0.96 $0.98
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: FactSet

[1] Based upon adjusted diluted EPS

[2] 2007 decrease due to the spin-off of Spectra Energy to shareholders on 1/2/2007 as dividends subsequent to the spin-off were split proportionately between Duke Energy and Spectra Energy such that the sum of the dividends of the two stand-alone companies approximated the former total dividend prior to the spin-off

Note: Annual dividends are split-adjusted and reflect annualized Q4 dividend per share for each year

Strong Credit Quality and Liquidity

- Highly committed to Duke Energy's current strong credit ratings
- Lower overall risk profile resulting from increased regulated earnings base and cash flows
- Strong balance sheet strength with $92 B in total assets[1]
- Increased regulatory diversity with presence in six traditionally constructive regulatory jurisdictions
- Broad and reliable access to capital markets and liquidity

Projected Debt/Total Capitalization



50%
51%
51%
2011E
2012E
2013E

Note: Debt/Total Capitalization is unadjusted; 2011E is estimated as transaction is not targeted to close until end of 2011

[1] Total assets are as of 12/31/2010 and are a summation of the two stand-alone companies and do not include any purchase accounting adjustments from this transaction.

Pro Forma Liquidity ($ B)



Duke Energy
Progress Energy
$1.8
$0.7
$1.1
$5.3
$2.0
$3.3
$0.8
$0.8
$6.3
$2.7
$3.6
Cash and equivalents
Total Available CreditFacilities
Utilized Amount
Available Liquidity

Note: Pro forma liquidity is as of 09/30/2010; Duke Energy cash and equivalents excludes certain cash and short-term investments in foreign jurisdictions of approximately $675 M

Highly Experienced Leadership Team

Jim Rogers
Executive Chairman

18 Member Board of Directors

Chief Integration Officers
A.R. Mullinax
Paula Sims

Bill Johnson
President & CEO

Lynn Good
Chief Financial Officer

Marc Manly
General Counsel

Mark Mulhern
Chief Administrative Officer

Jennifer Weber
Chief Human Resources Officer

Dhiaa Jamil
Nuclear Generation

Jeff Lyash
Energy Supply

John McArthur
Regulated Utilities

Keith Trent
Commercial Businesses

Lloyd Yates
Customer Operations

Indicative Timeline to Close and Regulatory Approvals

Q1 2011	Q2 2011	Q3 2011	Q4 2011
Merger announcement	**Duke Energy and Progress Energy shareholder meetings** (Q2–Q3)		
Make regulatory filings *North Carolina, South Carolina, Kentucky U.S. DOJ, FERC, and NRC* (Q1–Q2)		**Secure appropriate state and federal regulatory approvals** (Q3–Q4)	
File joint proxy statement			
Develop and initiate transition implementation plans (Q1–Q4)			
			Close merger (Targeted)

- We will work collaboratively with all of our state regulators

STATUS OF MERGER APPROVALS (As of April 4, 2011)

Stakeholder	Progress on Key Milestones	Filed	Approved
Shareholder	▪ Filed initial S-4 for SEC review on March 17, 2011	✓	☐
	▪ Shareholder meetings in 2Q/3Q 2011		☐
Department of Justice (DOJ)	▪ Submitted Hart-Scott-Rodino filing on March 28, 2011, forreview under U.S. antitrust laws	✓	☐
Federal Communications Commission (FCC)	▪ By early 3Q2011, file for transfer of Progress Energy licenses	☐	☐
Federal Energy Regulatory Commission (FERC)	▪ Filed merger approval application and related filings on April 4, 2011, which assesses market power-related issues	✓	☐
Nuclear Regulatory Commission (NRC)	▪ Filed for indirect transfer of Progress Energy licenses on March 31, 2011	✓	☐
North Carolina	▪ Filed merger approval application on April 4, 2011	✓	☐
South Carolina	▪ In early 2Q 2011, make merger-related filings	☐	☐
Kentucky	▪ Filed merger approval application on April 4, 2011	✓	☐

Reverse Stock Split Rationale

Peer Group Share Price


DUK
Current
$17.84
DUK
1:3 Split
$53.52 (1)
AEP
$35.86
Ameren
$28.74
Con Edison
$50.10
Dominion
$44.12
Entergy
$72.11
Exelon
$42.06
NextEra
$55.06
PG&E
$46.53
Progress Energy
$45.90
Southern
$38.03
Xcel
$23.93

Note: Amounts per Bloomberg as of February 11, 2011

(1) Assumes overall market capitalization does not change immediately following the reverse stock split.

Peer Group Share Count (in millions)


DUK/PGN Share
Count (1:3 Split) (2)
694
DUK/PGN Share
Count (No Split) (2)
2,083
AEP
480
Ameren
240
Con Edison
291
Dominion
581
Entergy
181
Exelon
662
NextEra
418
PG&E
392
Progress Energy
293
Southern
839
Xcel
460

(2) Duke share counts based upon current share count of 1,318 million and assumption of 2.6125x exchange ratio on Progress Energy's current share count of 293 million; peer group amounts per Bloomberg as of February 11, 2011

Shareholder Value Track Record

Total Shareholder Return (%)



1 year
3 year
5 year
15.1%
5.7%
9.5%
12.6%
(8.3%)
(15.4%)
4.7%
7.9%
12.0%
20.9%
44.2%
32.3%
S&P 500
UTY
Duke Energy
Progress Energy
S&P 500
UTY
Duke Energy
Progress Energy
S&P 500
UTY
Duke Energy
Progress Energy

Source: Bloomberg as of 12/31/2010

Closing

Summary Highlights

- Creates largest U.S. utility, supported by substantial, diversified regulated earnings and cash flows
  - Unmatched financial and operational scale, scope and strength
  - Principally regulated earnings base supports dividend
  - Significant scale of operating cash flows
- Leverages "best-in-class" operational and customer service practices
- Enhances industry leadership position to shape federal and state energy policies
- Highly-regulated business mix
  - Regulated: comprises approximately 85% of combined company adjusted segment EBIT[1]
  - Non-regulated: comprises approximately 15% of combined company adjusted segment EBIT[1]

[1] Earnings before interest and taxes (EBIT); excludes Duke Energy operations labeled as "Other," and Progress Energy operations labeled as "Corporate and Other Businesses."

Duke Energy®

Progress Energy